UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

LIVECARE, INC.
Exact name of issuer as specified in the issuer’s charter

Delaware	83-1151012
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

1500 East Venice Avenues, Suite 411, Venice FL 94292

Address of principal executive offices

(800) 345-0491

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-SA unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

BUSINESS

Overview

LiveCare, Inc. (“LiveCare” or the “Company”) is a telemedicine service provider.

The Industry

The telemedicine industry is growing at an extremely fast rate. LiveCare intends to capture a portion of the market through superior customer service, better and faster results for clients, and cutting-edge technology. LiveCare is in an industry that is expected to see huge success over the next several years. It is our goal to become in industry leader while maintaining our excellent customer service.

Strategy

LiveCare is seeking to become the market leader in remote patient monitoring telemedicine by combining the necessary testing hardware with a more impactful resource: regular guidance and encouragement from competent, friendly medical professionals. We recruit doctors, certified diabetes educators (CDEs), registered nurses, nursing assistants, nutritionists, and even physical therapists. This ensures that guidance can be legally and accurately given to members in real-time. Although interactions with machines are replacing interactions between individuals, and the science behind this shift’s effects is still developing, there is evidence that the increasing focus on technology—and away from real-life interactions—is creating an increasing market need for personalized healthcare. LiveCare is filling that need by trained personnel and a platform that regularly and directly communicates with the patient with both kindness and competence.

PROPERTY

The principal office of the company is located at 1500 East Venice Avenue, Suite 411, Venice, Florida via commercial lease. This location has an office suite approximately 1,110 square feet and access to a conference room for meetings.

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included in this Form 1-SA. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements.

Forward-looking Statements

Statements made in this document that are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, include, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Six Months Ended June 20, 2023 Compared to the Six Months Ended June 30, 2022

We had $1,773,233 and $788,047 in revenues during the six month periods ended June 30, 2023, and 2022, respectively. The increase of 125.0% in revenues was the result of the continued expansion in 2023 of our principal business of remote diabetes management that was launched in 2021.

Total operating expenses decreased $933,336 or 15.0% from $6,235,310 during the six months ended June 30, 2022, to $5,301,974 during the six months ended June 30, 2023. The decrease was largely the result of the reduction of consulting expense by $2,552,828 or 89.1%, somewhat offset by the increase in compensation expense of $1,259,235 or 264.4%.

Cost of revenue operating expense increased 10.7% to $2,142,599 for the six months ended June 30, 2023, from $1,935,832 in the comparable period in 2022. As our revenues increase, our cost of revenue operating expense will increase. Cost of revenue operating expense consist of direct costs of providing monitoring services such as CDE labor, monitoring expenses and testing equipment sent to members.

General and administrative expenses increased by $152,490, or 15.9%, in the six months ended June 30, 2023, to $1,111,016, as compared to $958,526 during the six months ended June 30, 2022. Increases were mainly due to an increase in general operating expenses such as rent, office supplies, utilities and insurance.

During the first six months of 2023, we expensed $312,923 for consultant services (including the issuance of 300,000 shares of common stock valued at $1.00 per share) down $2,551,828 from the consultant expense during the first six months of 2022 of $2,864,751 (including the issuance of 1,397,426 shares of common stock valued at $2,774,698). The issuances of common stock compensated external consultants for services related to the expansion of our operations in 2022 and the facilitation of external debt financing in 2023.

Compensation expense was $1,735,436 (including the issuance of 1,146,000 shares of common stock valued at $1.00 per share to non-officer employees) during the six months ended June 30, 2023, up $1,259,235 or 264.4% as compared to $476,201 (no common stock issued to employees or officers in this period) during the comparable six months in 2022.

We incurred operating losses of $3,528,742 and $5,447,263 during the six month periods ended June 30, 2023, and 2022, respectively. The $1,918,521 decreased operating loss in the 2023 period was mainly due to the 125.0% increase in revenues from the prior year comparable period in combination with the 15.0% decrease in the total operating expenses from the prior period.

We incurred total other expense of $689,714 during the six months ended June 30, 2023, as compared to the total other expense of $77,621 in the six months ended June 30, 2022. The $612,093 increase in the total other expense was due to the increased non-cash expenses for debt discount amortization ($328,000 increased expense), original issue discount amortization expense ($134,935 increase) and debt conversion and extension expense ($100,000 increased expense).

The net loss was $4,218,456, or $0.09 per share, in the six months ended June 30, 2023, as compared to the net loss of $5,524,884, or $0.15 per share in the six months ended June 30, 2022.

Liquidity

Current assets at June 30, 2023, were a total of $1,377,323, including $1,289,417 in cash, as compared to total current assets of $2,993.546, including $2,599,718 in cash at December 31, 2022.

During the six months ended June 30, 2023, our operating activities used net cash of $1,577,931 as compared to $3,042,089 in the comparable 2022 period. The $1,464,158 or 48.1% decrease in cash used in operating activities was mainly due to the $1,306,428 reduced net loss as partially offset by the decrease of $737,085 in the non-cash operating expenses but increased by the $894,815 effect of the net positive cash benefit of changes in non-debt working capital accounts.

Cash used in investing activities was $2,192 in the six months ended June 30, 2023, and $56,632 in the comparable 2022 period. Cash payments in 2023 were made for office furniture and equipment. During the six months ended June 30, 2022, the Company invested $39,483 in internally developed software and $17,149 in office furniture and equipment.

Financing activities provided $269,823 in cash during the six months ended June 30, 2023, as compared to $3,416,919 during the six months ended June 30, 2022. During the six months ended June 30, 2022, the Company received $3,593,450 in total equity funding consisting of: $2,017,450 proceeds from the sale of common stock, $103,400 received from prior year stock subscriptions, and $1,472,600 in advance for common stock to be issued in the future. In contrast, during the six months ended June 20,2023, the Company received only $10,000 in equity funding from an advance payment for common stock to be issued in the future. During the first six months of 2023, we repaid $302,177 in principal on notes payable and other debt as compared to total debt repayments of $176,531 on convertible notes, notes payable, and other debt in the comparable 2022 period.

At June 30, 2023, the Company had negative net working capital of $1,673,803 as compared to positive net working capital of $601,409 at December 31, 2022.

MANAGEMENT

Name	Position	Age	Start Date

James Dalton	Chairman	82	July 2018
Cornelius Max Rockwell	Chief Executive Officer	55	July 2018
John J. Brannelly	Chief Legal Officer	59	July 2018

James Dalton, Max Rockwell and John J. Brannelly combine for over 50 years of experience in marketing and technology development. They have opened several successful businesses and know what it takes to build a new company. Mr. Dalton has extensive experience in building companies with particular expertise in sales force establishment and managing the entire sales process. Mr. Rockwell has worked with numerous companies and engaged in significant capital-raising as well as company development. Mr. Brannelly is an attorney with 30 years’ experience in corporate law and has also been a founder of several successful companies.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of June 30, 2023 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the individuals had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

		Common Stock		Preferred Stock
Directors and Executive Officers		Amount	Percent	Amount	Percent

James Dalton	Director	5,000,000	10.6%	9,000	33.3%
Cornelius Max Rockwell	Director	5,000,000	10.6%	9,000	33.3%
JJB Holdings, LLC (a)	Director	4,000,000	8.5%	9,000	33.3%
Feras Al-Kandari	Director	2,630,000	5.6%	—
Jeff Greene (b)	Director	3,312,000	7.0%	—
All directors and officers		19,942,000	42.4%	27,000	100.0%

____________________

(a) John J. Brannelly

(b) Includes 2,348,000 shares held by the K. Jeffery Greene 2021 Grantor Retained Annuity Trust.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the six months ended June 30, 2023, LiveCare paid $118,268 of cash compensation to the CEO/President and $127,213 to the Chairman of the Board.

LIVECARE, INC.

UNAUDITED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS

Current assets:
Cash	$1,289,417	$2,599,718
Accounts receivable	64,111	371,040
Receivable from officer and director	4,257	9,825
Prepaid expenses and deposits	19,538	12,963
Total current assets	$1,377,323	$2,993,546

Long-term Assets:
Software and software development, net	37,348	56,021
Furniture, fixtures, and equipment, net	16,319	17,559
Total long-term assets, net	$53,667	$73,580

Total Assets	$1,430,990	$3,067,126

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$942,784	$599,546
Accounts payable due to related party	53,972	210,972
Accrued wages, related party	92,644	77,483
Common stock shares to be issued	168,200	315,700
Convertible notes payable	495,000	—
Convertible notes payable, debt discount	(52,708)	—
Convertible notes payable, original issue discount	(158,125)	—
Notes payable	—	42,383
Notes payable, debt discount	—	(42,383)
Other debt, current portion	1,928,333	2,021,429
Other debt, debt discount, current portion	(340,748)	(614,905)
Other debt, original issue discount, current portion	(78,226)	(218,088)
Total current liabilities	$3,051,126	$2,392,137

Long-term liabilities:
Other debt, long-term portion	390,000	450,071
Other debt, debt discount, long-term portion	(104,839)	(175,543)
Other debt, original issue discount, long-term portion	(139,286)	(98,984)
Total long-term liabilities	$145,875	$175,544

Stockholders' equity (deficit):
Preferred stock; $0.001 par value, 50,000,000 shares authorized, 27,000,000 shares issued and outstanding	27,000	27,000
Common stock; $0.001 par value, 100,000,000 shares authorized, 48,903,698 and 47,000,698 shares issued and outstanding, respectively	48,904	47,001
Treasury stock, purchase pending	—	(90,000)
Treasury stock, prepaid purchase	—	(210,000)
Additional paid-in capital, net of stock issuance cost	31,689,599	30,038,503
Additional paid-in capital, warrants outstanding	273,643	273,643
Common stock subscriptions receivable	(2,000)	(2,000)
Accumulated deficit	(33,803,157)	(29,584,702)
Total stockholders' equity (deficit)	$(1,766,011)	$499,445

Total Liabilities and Stockholders' Equity (Deficit)	$1,430,990	$3,067,126

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENTS OF OPERATIONS

	For the Six Months Ended
	June 30,
	2023	2022
	(unaudited)	(unaudited)

Revenues	$1,773,233	$788,047

Operating Expenses:
Cost of revenue	2,142,599	1,935,832
General and administrative	1,111,016	958,526
Consulting expense	312,923	2,864,751
Compensation expense	1,735,436	476,201
Total operating expenses	$5,301,974	$6,235,310

Operating loss	(3,528,741)	(5,447,263)

Other Income (Expense):
Interest income (expense), net	7,423	184,529
Accretion of debt discounts	—	(190,453)
Debt discount amortization	(427,036)	(99,036)
Original issue discount amortization	(134,935)	—
Depreciation	(22,106)	—
Expense for other debt conversion and extension	(100,000)	—
Loans payable forgiveness expense	(3,127)	—
Gain (loss) on settlement of loans payable	(9,933)	27,339
Total other income (expense)	$(689,714)	$(77,621)

Loss before income taxes	(4,218,455)	(5,524,884)

Provision for income taxes	—	—

Net loss	$(4,218,455)	$(5,524,884)

Basic loss per common share	$(0.09)	$(0.15)

Basic weighted average common shares outstanding	47,705,427	36,024,715

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENT OF CASH FLOWS

	For the Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(4,218,455)	$(5,524,884)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of long-term assets	22,106	23,894
Amortization of debt discounts	427,036	99,036
Amortization of original issue discount	134,935	—
Loss on debt forgiveness	3,127	—
Gain on forgiveness of debt	—	(27,339)
Common stock issued for services	1,446,000	2,774,698
Common stock issued for debt extension inducement	100,000	—
Changes in operating assets and liabilities:
Accounts receivable	312,497	(147,302)
Prepaid assets	(6,575)	(92,439)
Accounts payable	343,238	(147,756)
Accounts payable, related partieis	(157,000)	—
Accrued expenses	15,161	3
Net cash used in operating activities	$(1,577,930)	$(3,042,089)

Cash flows from investing activities:
Purchase of internally developed software	—	(39,483)
Purchase of furniture and fixtures	(2,192)	(17,149)
Net cash used in investing activities	$(2,192)	$(56,632)

Cash flows from financing activities:
Proceeds from the sale of common stock, net	—	2,017,450
Cash proceeds from convertible note issuances	330,000	—
Cash received for prior year common stock subscriptions	—	103,400
Cash received in advance for common stock to be issued in future	10,000	1,472,600
Proceeds from the issuance of other debt	75,000	—
Cash payment for pending purchase of treasury stock	157,000	—
Cash payments on notes payable and other debt	(302,179)	(101,531)
Payment on convertible notes payable	—	(75,000)
Net cash provided by financing activities	$269,821	$3,416,919

Net change in cash	(1,310,301)	318,198
Cash, beginning of period	2,599,718	2,259,516

Cash, end of period	$1,289,417	$2,577,714

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30,
	2023	2022

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$8,053	$—
Cash paid for income taxes	$—	$—

NON-CASH FINANCING ACTIVITIES:
Stock issued for new other debt inducement	$212,500	$—
Stock issuance costs	$—	$131,999
Stock Issued for prior year unfulfilled obligations	$(212,500)	$120,960
Stock to be issued for debt inducement -convertible debt	$55,000	$18,000
Increase in new convertible notes for OID	$165,000	$—
Increase in new other debt for OID	$28,500	$—
Addition to debt discount related to new convertible notes	$(55,000)	$—
Addition to OID related to new other debt	$(28,500)	$—
Additions to OID related to new convertible notes	$(165,000)	$—
Common stock issued for common stock subscriptions receivable	$—	$2,000

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Additional	Additional		Stock		Total
	Preferred Stock		Common Stock		Paid-in Capital	Paid-in Capital	Treasury	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Warrants	Common Stock	Stock	Receivable	Deficit	Equity (Deficit)

Balance, December 31, 2021	27,000,000	$27,000	34,943,463	$34,943	$—	$18,712,598	$—	$(10,000)	$(17,383,542)	$1,380,999

Common stock issued for:
Services	—	—	1,397,426	1,397		2,773,301	—	—	—	2,774,698
Shares to be issued	—	—	120,960	121		120,839	—	—	—	120,960
Cash, net	—	—	2,017,450	2,018		2,015,432	—	—	—	2,017,450
Common stock subscriptions receivable	—	—	2,000	2		1,998	—	(2,000)	—	—
Accrued Interest	—	—	18,000	18		17,982	—	—	—	18,000
Notes payable conversion	—	—	131,999	132		131,867	—	—	—	131,999
Net loss for the six months ended June 30, 2022	—	—	—	—		—	—	—	(5,524,884)	(5,524,884)

Balance, June 30, 2022	27,000,000	$27,000	38,631,298	$38,631	$—	$23,774,017	$—	$(12,000)	$(22,908,426)	$919,222

					Additional	Additional		Stock		Total
	Preferred Stock		Common Stock		Paid-in Capital	Paid-in Capital	Treasury	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Warrants	Common Stock	Stock	Receivable	Deficit	Equity (Deficit)

Balance, December 31, 2022	27,000,000	$27,000	47,000,698	$47,001	$273,643	$30,038,503	$(300,000)	$(2,000)	$(29,584,702)	$499,445

Common stock issued for:
Services	—	—	1,446,000	1,446	—	1,444,554	—	—	—	1,446,000
Notes payable inducement	—	—	600,000	600	—	349,400	—	—	—	350,000
Acquisition of shares for tresury			(300,000)	(300)	—	(299,700)	300,000	—	—	—
Reissuance of shares from treasury	—	—	157,000	157	—	156,843	—	—	—	157,000
Net loss for the six months ended June 30, 2023	—	—	—	—	—	—	—	—	(4,218,455)	(4,218,455)

Balance, June 30, 2023	27,000,000	$27,000	48,903,698	$48,904	$273,643	$31,689,599	$—	$(2,000)	$(33,803,157)	$(1,766,011)

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

LiveCare, Inc. (“LiveCare” or the “Company”) was incorporated on July 10, 2018, under the laws of the State of Delaware under the name Gulf Coast Chronic Care, Inc. During 2019, the Company changed its name to LiveCare, Inc.

LiveCare is seeking to become the pre-eminent chronic care service and technology provider of a proven solution for the diabetes epidemic through visibility into daily health status, proactive real time communication, personalized support and programs designed to better engage diabetics in their overall wellness.

a.	Basis of Presentation and Principals of Consolidation

The accompanying consolidated financial statements of LiveCare have been prepared using the accrual method in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission. LiveCare has elected a calendar year-end.

The accompanying consolidated financial statements reflect the accounts and operations of LiveCare and LiveCare Florida, P.A. (LiveCare FL), a Florida company in which we have a controlling financial interest.

b.	Variable Interest Entities

In accordance with the provisions of Accounting Standards Codification 810, Consolidation (“ASC 810”), we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We had one consolidated VIE during the periods ended June 30, 2023 and December 31, 2022 that was established in 2020 (see Note 6).

b.	Cash Equivalents

LiveCare would report all highly liquid investments with maturities of three months or less when purchased, if any, to be cash equivalents. At June 30, 2023, and December 31, 2022, the Company had no cash equivalents.

From time to time, we may maintain bank balances in interest bearing accounts in excess of the $250,000 currently insured by the Federal Deposit Insurance Corporation for interest bearing accounts (there is currently no insurance limit for deposits in noninterest bearing accounts). We have not experienced any losses with respect to cash. Management believes our Company is not exposed to any significant credit risk with respect to its cash.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Reclassifications of Prior Period Balances

There were no reclassification of prior period balances for the six month periods ended June 30, 2023 and 2022.

c.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates during the six month periods ended June 30, 2023 and 2022 include fair value measurements of equity based instruments, the collectability of outstanding accounts receivables and the probability of ability to use tax loss carryforwards in future years.

d.	Revenue Recognition Policy

LiveCare follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC 606”). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to our members in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This principle is achieved through applying the following five-step approach:

•	Identification of the contract, or contracts, with a member.
•	Identification of the performance obligations in the contract.
•	Determination of the transaction price.
•	Allocation of the transaction price to the performance obligations in the contract.
•	Recognition of revenue when, or as, LiveCare satisfies a performance obligation.

LiveCare generates revenue from contracts with members who purchase access to LiveCare’s virtual diabetes healthcare management services on a monthly basis. Substantially all revenue is derived from monthly access fees under subscription agreements with members that are based on a per participant per month model, using the number of active enrolled members each month for the minimum enrollment period. These solutions integrate devices, supplies, access to LiveCare’s blue-tooth based platform and clinical and data services to provide an overall health management solution. The promises to transfer these goods and services are not separately identifiable and are considered a single continuous service comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

Each month, LiveCare bills each member’s health insurer for the Company’s services provided to such member in the previous month. At the time that the Company’s services are billed to the health insurer, which is the month following the delivery of the services to the member, the Company has fully completed the delivery of the services to the member for the monthly period being invoiced to the insurers. However, as customary in the healthcare industry, the insurers generally do not pay the Company for 100% of the billed amounts and the amounts payable may also be negatively affected by the members’ required co-payments and deductibles. The largest such insurer billed by the Company is Medicare, which generally pays approximately 80% of the amounts billed by the Company within thirty days of receiving the billing from the Company. Other insurers generally pay substantially lesser percentages of the amounts billed by the Company and take a substantially longer period to pay the Company, generally as much as ninety days after receiving the billing from the Company.

ASC 606 requires an entity to evaluate at contract inception whether it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to a customer. Since the collectability of the amounts billed by the Company is uncertain and ultimately a substantial portion of the billed amounts will never be collected, the Company has determined that it will not collect “substantially all” of the amounts that it bills to the insurers for the services provided to its members and billed to the insurers. As a result, the contracts with the members should not be accounted for under the revenue model of ASC 606 until the amounts to be received has been resolved. Therefore, the Company does not record revenues until the cash payments from the insurers are received by the Company for the billed amounts.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The payments received from the insurers are non-refundable and, as the Company had fully performed the services under the member contract when the amounts for such services were billed to the insurers, the receipt of the cash payments received is incontrovertibly the resolution required by generally accepted accounting principles in order to recognize such payments as the Company’s revenue. For reporting purposes, the Company then recognizes the subsequently received cash consideration as the revenue for the monthly period in which the service was performed and for which the insurers were billed. Since the delay between billing date and cash payment date can be significant, due to the insurers’ processing schedules, the revenues for any particular period will not be determined definitively until the insurers have processed all billed amounts and disbursed the approved amounts to the Company. To determine the revenues to be reported for the six month period ended June 30, 2023, the Company recorded as revenue an amount equal to 60% of the net billed charges (billings, net of adjustments).

e.	Stock-Based Compensation

LiveCare records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation, and are measured at the date of grant and recognized based on the fair value of the equity instruments issued.

All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, whereby, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

f.	Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), require an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, notes and convertible notes payable approximate fair value. Pursuant to ASC 820, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

g.	New Accounting Pronouncements

LiveCare has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaces the incurred loss impairment model with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The Company believes the primary impact of ASU 2016-13 will relate to the Company’s assessment of its allowance of doubtful accounts on receivables. The guidance was effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company adopted this standard in the first quarter of 2023 and does not expect the adoption to have a material impact on the Company’s consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”). ASU 2021-05 was issued to address the day-one loss issue related to a lessor’s accounting for certain leases with variable lease payments, requiring a lease with variable lease payments that do not depend on an index or a rate to be classified as operating under certain conditions. ASU 2021-05 became effective for the Company for interim periods beginning after December 15, 2021. The ASU was adopted for the fiscal year ending December 31, 2022. The adoption of ASU 2021-05 did not have a material effect on LiveCare’s consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 codifies how an issuer should account for modifications made to equity-classified written call options. The guidance in ASU 2021-04 requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. ASU 2021-04 became effective for fiscal years beginning after December 15, 2021. The ASU was adopted for the fiscal year ending December 31, 2022. The adoption of ASU 2021-04 did not have a material effect on LiveCare’s consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity by removing the separation models for convertible debt with cash conversion and beneficial conversion features by requiring entities not to separately present in equity an embedded conversion feature in such debt and instead will account for a convertible debt instrument and convertible preferred stock as a single unit of account unless a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or was issued at a substantial premium. The ASU was early adopted for the fiscal year ending December 31, 2021. The adoption of ASU 2020-06 did not have a material effect on LiveCare’s consolidated financial statements and related disclosures.

h.	Long Lived Assets

Periodically, LiveCare assesses potential impairment of its long-lived assets, which include furniture, equipment and developed software, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. LiveCare recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There have been no such losses recognized during the six month periods ended June 30, 2023, and 2022.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

i.	Fixed Assets and Internal Use Software, net

Fixed assets consisting of office furniture and equipment are recorded at cost and depreciated upon placement in service over the estimated useful lives of three to five years on a straight-line basis. Expenditures for normal repairs and maintenance are charged to expense as incurred.

During the periods ended June 30, 2023, and December 31, 2022, LiveCare purchased (a) $-0- and $3,526, respectively, in office furniture and (b) $2,193 (purchased in late June 2023) and $13,580, respectively, in equipment. At December 31, 2021, software and software development, net, included $9,440 of work-in-process incurred during 2021 that was subsequently charged to IT expense during the year ended December 31, 2022, as it was determined not to be functionally useful. During the six month periods ended June 30, 2023, and 2022, LiveCare recognized $22,106 and $23,894, respectively, in depreciation expense.

LiveCare applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects relate to software we do not intend to sell or otherwise market. We apply this guidance to our review of development projects related to software used exclusively for our patient monitoring subscription offerings. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. Capitalized software costs are amortized when the software is available for its intended use over the expected economic life on a straight-line basis, which is three years. Amounts capitalized related to development of internal use software, net of amortization, are included in long-term assets along with other furniture and fixtures, net of depreciation, on our consolidated balance sheets and the related software amortization is recorded as a component of amortization and depreciation in our consolidated statements of operations.

j.	Basic and Diluted Loss Per Share

Basic net loss per share is computed on the basis of the weighted average number of common shares outstanding during each year. Diluted net loss per share is computed similar to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company uses the “if-converted” method for calculating the earnings per share impact of any outstanding convertible debentures, whereby the securities are assumed converted and an earnings per incremental share is computed. Options, warrants and their equivalents are included in earnings per share (“EPS”) calculations through the treasury stock method. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The calculation of basic and diluted net loss per share for the six month periods ended June 30, 2023 and 2022 are as follows:

	For the Six Months Ended
	June 30,
	2023	2022
Basic Net Loss Per Share:
Numerator:
Net loss	$(4,218,455)	$(5,524,884)
Denominator:
Weighted-average common shares outstanding	47,705,427	36,024,715

Basic net loss per share	$(0.09)	$(0.15)

Diluted Net Loss Per Share:
Numerator:
Net loss	$(4,218,455)	$(5,524,884)
Adjustments for dilution	—	—
Diluted net loss	$(4,218,455)	$(5,524,884)
Denominator:
Weighted-average common shares outstanding	47,705,427	36,024,715
Adjustments for dilution	—	—
Weighted average shares used in computing diluted net loss per share	47,705,427	36,024,715

Diluted net loss per share	$(0.09)	$(0.15)

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the potential shares of common stock that were excluded from the computation of diluted net loss per share for the six month periods ended June 30, 2023 and 2022 as such shares would have had an anti-dilutive effect:

	For the Six Months Ended
	June 30,
	2023	2022

Common stock warrants	2,917,792	2,906,792
Convertible notes	165,000	—
Total	3,082,792	2,906,792

k.	Income Taxes

LiveCare files income tax returns in the U.S. federal jurisdiction, and the state of Delaware. LiveCare’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 2 - RELATED PARTY TRANSACTIONS

Accounts Payable, Related Party

As of June 30, 2023, and December 31, 2022, LiveCare owed $53,972 and $210,972, respectively, in legal fees to a law firm owned and operated by LiveCare’s Chief Legal Officer.

Accrued Payroll

As of June 30, 2023 and December 31, 2022, LiveCare owes back due wages under an employment agreement with its CEO/President in the amounts of $68,460 and $77,483, respectively.

Common Stock

During August 2022, as a bonus to certain of the Company’s directors, LiveCare issued 1,000,000 shares of its common stock to its Chairman, 1,000,000 shares of its common stock to its CEO/President, and 1,000,000 to each of two other Company directors, including the Company’s legal counsel, valued at $1.00 per share, or a total of $4,000,000.

During June 2021, as a management bonus, LiveCare issued 1,500,000 shares of its common stock to its Chairman and 1,000,000 shares of its common stock CEO/President, valued at $1.00 per share, or a total of $2,500,000.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Preferred Stock

During September 2021, as a measure to prevent a change in control and ensure continuity of management, LiveCare issued 9,000,000 shares of its preferred stock to its Chairman; issued 9,000,000 shares of its preferred stock to its CEO/President; and, issued 9,000,000 shares of its preferred stock its Chief Legal Officer valued at $0.001 per share, or a total of $27,000 (see also Note 4).

NOTE 3 - SHORT-TERM DEBT, OTHER DEBT PAYABLE AND CONVERTIBLE NOTES PAYABLE

Notes Payable

During the years ended December 31, 2021 and 2020, LiveCare entered into eleven notes payable for cash totaling $735,000 and $305,000, respectively. The notes payable were unsecured and provided each investor a face discount of up to 22% and for repayment of the total face amount over nine equal monthly payments beginning April 15, 2021. The notes payable also provided the holder with one share of LiveCare common stock for each dollar invested, or a total of 1,040,000 shares with a value of $887,500, the relative fair value being recognized as a discount and amortized to interest expense over the term of the respective Notes Payable.

During the six month period ended June 30, 2023 and the year ended December 31, 2022, LiveCare recognized a total of $42,383 and $68,495, respectively, in expense from the amortization of debt discount on the above notes payable. The remaining balance of the notes payable was $42,383 as of December 31, 2022, and the balance of the debt discount on notes payable at December 31, 2022 was $42,383, leaving a net balance of $-0- as of December 31, 2022. The notes were paid off and extinguished during the six month period ended June 30,2023.

Convertible Notes

Convertible note payable with original cash received of $300,000

Overview: In June 2023, an investor agreed to make a convertible loan to the Company in the amount of $300,000, repayable in the amount of $450,000 at maturity in June 2024, including $150,000 interest. In addition to the promise to repay the short-term loan, the Company agreed to issue the investor 150,000 shares of common stock valued at $1.00 per share. At June 30, 2023, the 150,000 shares are carried as a liability as common stock to be issued.

Computation of Debt Discount: Management determined that the fair market value (“FMV”) of the debt was $300,000 (66.7% of the total FMV of the transaction) and the FMV of the issued stock was $150,000 (33.3% of the total FMV of the transaction). Accordingly, 33.3% of the common stock FMV, equal to $50,000, was determined to be the amount of debt discount to be recorded and amortized to expense ratably over the term of the loan. Since the loan was made in mid-June 2023, the Company recorded one-half month of debt discount amortization totaling $2,083 in June 2023.

Original Issue Discount: Management determined that the payment at maturity of $150,000 in excess of the original funds received should be recorded as original issue discount (“OID”) and amortized ratably to expense over the term of the note. Since the note was made in mid-June 2023, the Company recorded one-half month of original issue discount amortization totaling $6,250 in June 2023.

Convertible note payable with original cash received of $30,000

Overview: In June 2023, an investor agreed to make a convertible loan to the Company in the amount of $30,000, repayable in the amount of $45,000 at maturity in June 2024, including $15,000 interest. In addition to the promise to repay the short-term loan, the Company agreed to issue the investor 15,000 shares of common stock valued at $1.00 per share. At June 30, 2023, the 150,000 shares are carried as a liability as common stock to be issued.

Computation of Debt Discount: Management determined that the fair market value (“FMV”) of the debt was $30,000 (66.7% of the total FMV of the transaction) and the FMV of the issued stock was $15,000 (33.3% of the total FMV of the transaction). Accordingly, 33.3% of the common stock FMV, equal to $5,000, was determined to be the amount of debt discount to be recorded and amortized to expense ratably over the term of the loan. Since the loan was made in mid-June 2023, the Company recorded one-half month of debt discount amortization totaling $208 in June 2023.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Original Issue Discount: Management determined that the payment at maturity of $15,000 in excess of the original funds received should be recorded as original issue discount (“OID”) and amortized ratably to expense over the term of the note. Since the note was made in mid-June 2023, the Company recorded one-half month of original issue discount amortization totaling $625 in June 2023.

Other Debt

2021 Loan payable with original cash received of $300,000

During January 2021, LiveCare entered into a consulting agreement with an individual for investor relations and marketing services, which included a short-term loan to LiveCare whereby LiveCare received $300,000 in cash. A total of 1,000,000 shares of common stock were granted as a debt inducement, with the relative fair value of $300,000 being ascribed to debt discount and immediately expensed to interest expense. The short-term loan is unsecured and LiveCare agreed to repay the loan upon the consultant’s arrangement for a minimum of $2,500,000 in equity funding for the Company. In the two and one-half years since the signing of the agreement, the consultant has not secured any equity funding for the Company and he has not responded to the Company’s inquiries. Management considers the debt to be null and void due to the consultant’s clear violation of the agreement. However, current accounting standards require that the Company may not eliminate the debt from its obligations until the contract abrogation is judicially resolved.

Treasury Stock Purchase

During 2022, the Company agreed to acquire from an investor 300,000 shares of common stock at $1.00 per share to be held as treasury shares and the Company recorded a debt payable of $300,000. As of December 31, 2022, the Company had paid the investor $210,000, which was recorded as “Treasury stock, prepaid purchase” in stockholders’ equity, and the remaining obligation to the investor was $90,000, which was carried as an “Other debt payable, current” and as “Treasury stock, purchase pending” in stockholders’ equity. During the six month period ended June 30,2023, the acquisition of the 300,000 shares was completed, of which 157,000 shares were reissued to new shareholders and 143,000 shares were cancelled. During the six months ended June 30,2023, the Company paid the investor an additional $65,000, leaving an outstanding balance of $25,000 as of June 30, 2023.

2022 Loan payable with original cash received of $1,000,000

Overview: In late 2022, an investor agreed to make a short-term loan to the Company in the amount of $1,000,000, repayable in twelve payments of $95,833 beginning in January 2023, for a total repayment amount of $1,150,000. In addition to the promise to repay the short-term loan, the Company issued the investor 1,000,000 shares of common stock valued at $1.00 per share. The investor was also granted warrants expiring June 30, 2023, to purchase an additional 1,000,000 shares of common stock at $1.00 per share. The warrants expired unexercised on June 30, 2023.

Computation of Debt Discount: Management determined that the fair market value (“FMV”) of the debt was $1,000,000 (43.1% of the total FMV of the transaction), the FMV of the issued stock was $1,000,000 (43.1% of the total FMV of the transaction), and the FMV of the warrants was $321,568 (computed using the Black-Sholes valuation model as described in Note 4 – STOCKHOLDERS’ EQUITY, Common Stock Warrants below) (13.9% of the FMV of the transaction). Accordingly, 43.1% of the common stock FMV, equal to $430,727, plus 13.9% of the FMV of the warrants, equal to $138,547, were determined to be the amount of debt discount to be recorded and amortized to expense over the term of the loan. Since the loan was made in early November 2022 and although no payments were due until early 2023, the Company recorded two months of debt discount amortization totaling $81,325 in 2022. During the six months ended June 30,2023, the Company recorded six months of debt discount amortization totaling $243,974.

Original Issue Discount: Management determined that the payment of $150,000 in excess of the initial funds received over to expense over the term of the loan. Accordingly, $21,429 of OID non-cash expense was recorded in 2022. During the six months ended June 30,2023, the Company recorded additional original issue discount of $64,286.

2022 Loan payable with original cash received of $300,000

Overview: In October 2022, another investor agreed to make a short-term loan to the Company in the amount of $300,000, repayable in a single installment of $345,000 before the end of March 2023. In March 2023, the maturity date was extended to June 2023. Management is currently in negotiations with the investor regarding an additional extension of the maturity date. In addition to the promise to repay the short-term loan, the Company issued the investor 300,000 shares of common stock valued at $1.00 per share.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Computation of Debt Discount: Management determined that the FMV of the debt was $300,000 (50.0% of the total FMV of the transaction) and the FMV of the issued stock was $300,000 (50.0% of the total FMV of the transaction). Accordingly, 50.0% of the stock FMV, equal to $150,000 was determined to be the amount of debt discount to be recorded and amortized to expense over the term of the loan (five months). Since the loan was made in early November 2022 the Company recorded two months of debt discount amortization totaling $60,000 in 2022. For the six months ended June 30,2023, the Company recorded amortization expense for the remaining $90,000 of the debt discount.

Original Issue Discount: Management determined that the payment of $45,000 in excess of the initial funds received should be recorded as original issue discount (“OID”) and amortized over to expense over the term of the loan (five months). Accordingly, $18,000 of OID non-cash expense was recorded in 2022 and $27,000 was recorded in 2023.

022-2023 Loans payable in aggregate amount of $500,000 ($425,000 received in 2022 and $75,000 in 2023)

Overview: In December 2022, the Company negotiated a number of short-term loans with a group of fourteen affiliated investors in a total proposed funding amount of $500,000, to be completely funded in January 2023. The loans are to be repaid in twenty-three installments of $30,000 per month beginning September 1, 2023, for a total repayment amount of $690,000. Twelve of the investors pre-funded their commitments during December 2022 in the total amount of $425,000. The transaction will be fully effectuated when all commitments are ultimately received and the investors will be issued common stock valued at $1.00 per share for each $1.00 originally invested in the notes, for a total stock issuance of 500,000 shares when all of the investors complete their funding in 2023. The Company recorded the $425,000 received in 2022 as a loan payable, but no interest was payable in 2022 and there was no accrued interest at December 31, 2022. The remaining $75,000 of the aggregated $500,000 was received in January 2023. The total amount of payments to be made in the twelve months ended June 30, 2024, of $300,000 has been recorded as “other debt, current portion” and the $390,000 that will be paid after June 30, 2023, has been recorded as “other debt, long-term portion”.

Computation of Debt Discount: Management determined that the FMV of the debt was $500,000 (50.0% of the total FMV of the transaction) and the FMV of the stock issued in 2023 for the $500,000 was $500,000 (50.0% of the total FMV of the transaction). Accordingly, 50.0% of the stock FMV, equal to $250,000, was determined to be the amount of debt discount to be recorded. Of this amount, $212,500 was recorded in 2022 for the first loan amount received of $425,000 and $37,500 was recorded in January 2023 when the remaining $75,000 was received. Since the loan proceeds were received in late December 2022 no debt discount amortization was recorded in 2022. The debt discount amortized in the six months ended June 30,202, was $48,387. The future amortization to be recorded during the twelve months ended June 30, 2024, is $139,135, which is included in “other debt, debt discount, current portion”, and the remaining debt discount that is to be amortized after June 30, 2024 is $104,839, which is reported as “Other debt, debt discount, long-term portion”.

Original Issue Discount: Management determined that the excess total future payments of $190,000 above the $500,000 in notes principal should be recorded as original issue discount (“OID”) and amortized over to expense over the term of the loan. Since the $425,000 was received in late December 2022, no OID non-cash expense was recorded in 2022.

Of the $190,000 total OID, $36,774 was amortized as OID expense in the six months ended June 30, 2023. Of the remaining $153,226, $13,940 has been recorded as the current portion of the OID and $139,286 has been recorded as the long-term portion of the OID.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary Table of Outstanding Indebtedness at June 30, 2023

The balances of the various debt instruments as detailed above are summarized in the following table:

	Original Principal Amount	Original Issue Discount, Before any Amortization	Net Balance with gross up for OID before amortizataion	Payments Made since Inception	Debt Discount, Net of Amortization	Original Issue Discount, net of Amortization	Balance, net of OID and discount

Current Portion of Debt
Convertible Notes:
-Various convertible notes payable, interest at 50%, unsecured, due June 16, 2024	$330,000	$165,000	$495,000	$—	$(52,708)	$(158,125)	$284,167
Other Debt
-Short-term loan, payable in monthly installments January 2023 through December 2023	1,000,000	150,000	1,150,000	(191,667)	(243,974)	(64,286)	650,073
-Short-term loan, due March 2023 (upaid as of June 30,2023)	300,000	45,000	345,000	—	—	—	345,000
-Unpaid portion of purchase price of treasury stock	90,000	—	90,000	(65,000)	—	—	25,000
-Various short-term loans, payable in monthly installments, September 2023 through July 2025	500,000	190,000	690,000	—	(201,613)	(153,226)	335,161
Less: Long-term portion			(390,000)		104,839	139,286	(145,875)
-Short-term loan due upon reaching funding milestone, no interest, unsecured	300,000	—	300,000			—	300,000
Total for Current Portion of Debt	$2,190,000	$385,000	$2,185,000	$(256,667)	$(340,748)	$(78,226)	$1,509,359

Long-term Portion of Debt
-Various short-term loans, payable in monthly installments, September 2023 through July 2025			390,000		(104,839)	(139,286)	145,875

Total debt - combined current portion and long-term portion	$2,520,000	$550,000	$3,070,000	$(256,667)	$(498,295)	$(375,637)	$1,939,401

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Outstanding notes payable, other debt and convertible notes payable including any unamortized original issue discount, consisted of the following as of June 30, 2023 and December 31, 2022:

Convertible Notes, Notes Payable and Other Debt	June 30,	December 31,
	2023	2022
Convertible Notes:
-Various convertible notes payable, interest at 50%, unsecured, due June 16, 2024	$495,000	$—
Notes Payable
-Various notes payable, face discounts of between 20%-22%, unsecured, due in monthly payments through June 2023	$—	$42,383
Other Debt
-Short-term loan, payable in monthly installments January 2023 through December 2023	958,333	1,150,000
-Short-term loan, due March 2023 (upaid as of June 30,2023)	345,000	345,000
-Unpaid portion of purchase price of treasury stock	25,000	90,000
-Various short-term loans, payable in monthly installments, September 2023 through July 2025 (a)	690,000	586,500
-Short-term loan due upon reaching funding milestone, no interest, unsecured	300,000	300,000
Subtotal - other debt	$2,318,333	$2,471,500

Total debt - combined current portion and long-term portion (a)	$2,813,333	$2,513,883

(a) At December 31, 2022, the Company had received only $425,000 out of a group of loans in the amount of $500,000.
The remaining $75,000 was collected in January 2023.
The amount of the debt was increased by the $190,000 original issue discount attributed to it.

The aggregated balance of $690,000 is repayable in monthly installments of $ beginning September 2023 through July 2025.
Current portion, installments payable before June 30, 2024	$300,000
Long-term portion of loans payable, due after June 30, 2024	390,000
Total of various short-term loans	$690,000

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The debt discount related to the notes payable, other loans payable and convertible notes payable was $498,295 and $832,831 as of June 30, 2023 and December 31, 2022, respectively. The following table shows the additions to debt discount and the amortization for the six month period ended June 30, 2023:

	Balance as of			Amortization	Balance as of
Debt Discount on Convertible Notes, Notes Payable and Other Debt	December 31, 2022	Additions		of Debt Discount	June 30, 2023

Convertible Notes:
-Various convertible notes payable, interest at 50%, unsecured, due June 16, 2024	$—		$55,000	$(2,292)	$ 52,708
Notes Payable
-Various notes payable, face discounts of between 20%-22%, unsecured, due in monthly payments through June 2023	$42,383	$		$(42,383)	$ -
Other Debt
-Short-term loan, payable in monthly installments January 2023 through December 2023	487,948			(243,974)	243,974
-Short-term loan, due March 2023 (upaid as of June 30,2023)	90,000			(90,000)	—
-Unpaid portion of purchase price of treasury stock	—		—	—	—
-Various short-term loans, payable in monthly installments, September 2023 through July 2025	212,500		37,500.00	(48,387)	201,613
-Short-term loan due upon reaching funding milestone, no interest, unsecured	—				—
Subtotal - other debt	$790,448		$37,500	$(382,361)	$ 445,587

Totals	$832,831		$92,500	$(427,036)	$ 498,295

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The unamortized balance of the original issue discounts related to the notes payable, other loans payable and convertible notes payable was $375,636 and $317,071 as of June 30, 2023 and December 31, 2022, respectively. The following table shows the additions to the original issue discount and the amortization for the six month period ended June 30, 2023:

	Balance			Amortization of	Balance
	as of			Original	as of
Original Issue Discount on Convertible Notes, Notes Payable and Other Debt	December 31, 2022	Additions		Issue Discount	June 30, 2023
Convertible Notes:

-Various convertible notes payable, interest at 50%, unsecured, due June 16, 2024	$—		$165,000	$(6,875)	$ 158,125
Notes Payable

-Various notes payable, face discounts of between 20%-22%, unsecured, due in monthly payments through June 2023	$—	$		$—	$ -
Other Debt
-Short-term loan, payable in monthly installments January 2023 through December 2023	128,571			(64,286)	64,285
-Short-term loan, due March 2023 (upaid as of June 30,2023)	27,000			(27,000)	-
-Unpaid portion of purchase price of treasury stock	—				-
-Various short-term loans, payable in monthly installments, September 2023 through July 2025	161,500		28,500	(36,774)	153,226
-Short-term loan due upon reaching funding milestone, no interest, unsecured	—				-
Subtotal - other debt	$317,071		$28,500	$(128,060)	$ 217,511

Totals	$317,071		$193,500	$(134,935)	$ 375,636

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - STOCKHOLDERS’ EQUITY

Common Stock

2023

On April 24, 2023, the Company issued 2,046,000 shares of common stock (excluding 250,000 shares that were issued in error and are being cancelled).

During 2022, the Company agreed to acquire from an investor 300,000 shares of common stock at $1.00 per share to be held as treasury shares and the Company recorded a debt payable of $300,000. During the six month period ended June 30, 2023, the Company completed the acquisition of the 300,000 shares and re-issued 157,000 shares were other at $1.00 per share and the remaining 143,000 shares were cancelled.

Total shares of common stock outstanding as of June 30, 2023, were 48,903,648 including the newly issued shares.

2022

During the year ended December 31, 2022, LiveCare issued a total of 3,743,550 shares of common stock for net aggregate cash payments of $3,701,851.

During August 2022, as a bonus to certain of the Company’s directors, LiveCare issued 1,000,000 shares of its common stock to its Chairman, 1,000,000 shares of its common stock to its CEO/President, and 1,000,000 to each of two other Company directors, including the Company’s legal counsel, valued at $1.00 per share, for a total operating expense of $4,000,000.

During the year ended December 31, 2022, LiveCare issued a total of 2,790,926 shares of common stock for services to employees and outside consultants valued at $1.00 per share for a total operating expense of $2,790,926.

In November and December 2022, the Company issued 1,300,000 shares of common stock (and agreed to issue 425,000 additional shares in 2023) to investors in short-term notes payable to induce such investors to make the loans to the Company. The FMV of the shares of $1.00 per share was based on the price of shares issued for cash during the year. However, as described in NOTE 3 – SHORT-TERM DEBT, OTHER DEBT PAYABLE AND CONVERTIBLE NOTES PAYABLE above, the recorded value of the 1,300,000 shares issued for debt inducement were reduced in connection with the computation of the debt discount associated with the new debt to a recorded combined equity increase of $719,273. In addition, during the year ended December 31, 2022, LiveCare issued a total of 79,760 shares of common stock to investors as an incentive to make loans to the Company. The shares were valued at $1.00 per share based on the price of shares issued for cash during the year. The total recorded value of the stock issued for debt inducement in 2022 was $627,005.

During the year ended December 31, 2022, LiveCare issued a total of 142,999 shares of common stock as partial consideration in connection with the termination of certain notes payable. The shares were valued at $142,999, or $1.00 per share based on the price of shares issued for cash during the year.

Preferred Stock

During September 2021, LiveCare amended its Articles of Incorporation to create a new class of 50,000,000 authorized shares of preferred stock (“Blank Check Preferred Stock”). The board of directors of LiveCare is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding), the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. The Blank Check Preferred Stock is entitled to 100 votes for each share held at all meetings of stockholders and for written actions in lieu of meetings but has no liquidation rights upon dissolution of LiveCare.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During September 2021, as a measure to prevent a change in control and ensure continuity of management, LiveCare issued 9,000,000 shares of its preferred stock to its Chairman; issued 9,000,000 shares of its preferred stock to its CEO/President; and, issued 9,000,000 shares of its preferred stock its Chief Legal Officer, each of such issued shares valued at $0.001 per share, or a total of $27,000.

Common Stock Warrants

During the year ended December 31, 2022, warrants for a total of 142,999 shares of common stock were granted to creditors as partial consideration in connection with the termination of notes payable. The warrants are for the purchase of shares of common stock at a price of $1.00 per share, exercisable at any time until December 31, 2025.

In November 2022, in connection with a short-term loan of $1,000,000, the Company granted the investor warrants to purchase 1,000,000 shares of common stock at $1.00 per share. The warrants expired unexercised on June 30, 2023. The FMV of these warrants computed using the Black-Scholes model with the assumptions as described below was determined to be $321,658. However, in connection with the computation of the debt discount related to the debt issuance, the recorded equity valuation of the warrants at time of grant was $138,547.

The following table presents the stock warrant activity during the period from December 31, 2022 through June 30, 2023:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Term

Outstanding - December 31, 2022	2,906,792	$1.00	1.65
Granted	—	—	-
Forfeited/expired	(1,000,000)	—	-
Exercised	—	—	-
Outstanding - June 30, 2023	1,906,792	$1.00	1.56

Exercisable – June 30, 2023	1,906,792	$1.00	1.56

The intrinsic value of the exercisable warrants as of June 30, 2023 and December 31, 2022, was $-0- and $-0-, respectively.

The Company analyzed the conversion options embedded in the convertible notes (see Note 3 above) for derivative accounting consideration under ASC 815 and determined that the instruments embedded in the above referenced convertible notes should be classified as liabilities and recorded at fair value due to there being no explicit limit to the number of shares to be delivered upon settlement of the conversion options.  Because the number of shares to be issued upon settlement of the above referenced convertible notes could not be determined under these instruments, the Company could not determine whether it would have sufficient authorized shares at a given date to settle future share instruments. The fair values of the instruments were determined using a Black-Scholes option-pricing model.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the 142,999 warrants issued in connection with the conversion of debt during the year ended December 31, 2022, was computed to be $135,096 using the Black-Scholes option pricing model and the following key assumptions:

Expected dividends	0.00%
Expected term (years)	3.7
Volatility	196.54%
Risk-free rate	4.22%

In addition, in November 2022, in connection with a short-term loan of $1,000,000, the Company granted the investor warrants to purchase 1,000,000 shares of common stock at $1.00 per share. The warrants expired on June 30, 2023. The FMV of these warrants computed using the Black-Scholes options pricing model and the key assumptions as shown below was determined to be $321,658. However, in connection with the computation of the debt discount related to the debt issuance, the recorded equity valuation of the warrants was $138,547 recorded in 2022.

Expected dividends	0.00%
Expected term (years)	0.5
Volatility	114.31%
Risk-free rate	4.76%

Common Stock Shares To Be Issued

As of December 31, 2022, LiveCare had not yet issued 103,200 shares of common stock for $103,200 in cash previously received for subscriptions due to administrative oversight. In addition, the Company had not yet issued the 425,000 shares in connection with the loan payable proceeds received in late December 2022. As discussed above, the value of those shares was reduced to $212,500 in connection with the computation of the debt discount related to the debt obligation. Accordingly, the total value of the unissued shares, recorded as a current liability (“common stock shares to be issued”) at December 31, 2022, was $315,700.

Included in the April 2023 issuance of 2,046,000 shares of common stock were the 425,000 shares due to lenders as described above, valued at $212,500, thereby reducing the liability for common stock shares to be issued.

The 165,000 shares to be provided to the investors in the June 2023 convertible notes, valued at $55,000, are included in the liability for common stock shares to be issued as of June 30, 2023.

In June 2023, the Company received a cash subscription of $10,000 for 10,000 shares at $1.00 per share. Those shares are also included in the June 30, 2023, balance of the obligation for common stock to be issued.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - GOING CONCERN

LiveCare's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, LiveCare has accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the LiveCare's ability to continue as a going concern are as follows:

LiveCare is seeking to raise up to $25,000,000 more total through private placements of its common stock to fund additional operational expenses and expand operations. Funds received from the issuance of debt and equity will be used to fund the development, implementation and marketing of the platform. The continuation of LiveCare as a going concern is dependent upon its ability to implement its business plan and generate profitable operations that produce positive cash flows. If LiveCare is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that LiveCare will be able to achieve its business plans, raise the additional required capital or secure the financing necessary to achieve its current operating plan. The ability of LiveCare to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 6 - VARIABLE INTEREST ENTITY ARRANGEMENT

During 2020, LiveCare management entered into a Management Service Agreement (“MSA”) with a related party medical service provider, LiveCare FL, an affiliate entity with common management. The MSA requires LiveCare to render business development, marketing, management and administrative services management for LiveCare FL’s telemedicine and remote patient monitoring business in exchange for a 95% fixed fee of amounts collected. Under the MSA, LiveCare is to reimburse or provide all of the personnel and external firms for management of billing and collections functions for its remote diabetic monitoring business.

LiveCare has determined it is the primary beneficiary of LiveCare FL due to the MSA terms granting LiveCare management the power to manage and make decisions that affect LiveCare FL operations as well as LiveCare being the primary beneficiary of the LiveCare FL as a result of its requirement to cover expenses and absorb losses of LiveCare FL’s only business activity.

As the primary beneficiary of LiveCare FL, LiveCare consolidates LiveCare FL in the consolidated financial statements and all intercompany balances and transactions are eliminated.

We evaluate our relationship with LiveCare FL on an ongoing basis to ensure that we continue to be the primary beneficiary. All intercompany transactions and balances have been eliminated upon consolidation.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets of LiveCare FL included in the consolidated balance sheet as of June 30, 2023, consisted of cash totaling $126,361 after elimination of intercompany transactions and balances and there were no outstanding liabilities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Employment Agreements

During 2019, LiveCare entered into an employment agreement with its Chairman providing for an annual base salary of $210,000 until termination. In December 2021, the Company entered into a new employment agreement with the CEO/President, providing for annual base salary of $204,000, until termination.

Operating Leases

LiveCare has operating leases for a total of approximately 4,413 square feet of executive office space in Venice, Florida. The leases are for one year with two additional one year lease options for which management does not presently intend to utilize. The leases call for total monthly lease payments of $7,833.

NOTE 8 - INCOME TAXES

The Company has generated federal and state net operating losses of approximately $12,568,328 that begin to expire in 2029. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. LiveCare believes that its ability to fully utilize the existing net operating loss carryforwards could be restricted by its ability to generate net taxable income and should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years 2019 through 2022 are subject to examination.

LIVECARE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net deferred tax assets consist of the following components as of December 31, 2022 and 2021:

	June 30,	December 31,
	2023	2022

Net operating loss carryforward	$2,624,661	$2,235,991
Valuation allowance	(2,624,661)	(2,235,991)
	$—	$—

The Federal income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate of 21% to the loss before income taxes for the six months ended June 30, 2023, due to the following:

June 30,
2023

Loss before income taxes	$(4,218,455)
Federal Income tax rate	21.0%
Presumed tax benefit due to loss	$(885,876)
Meals	4,999
Common stock issued for officer services and bonus	—
Debt discount amortization	89,677
Valuation allowance	791,199
Provision for Federal income taxes	$—

NOTE 9 - SUBSEQUENT EVENTS

On March 29, 2023, the Company entered into a strategic partnership with Snapfon for additional communication options to provide to its members. Snapfon is the principal brand of Excellus Communications LLC, a privately held telecommunications company. Snapfon offers cellular service plans and a proprietary brand of accessible, safety-oriented phones, smartphones and tablets. Snapfon also offers a mobile personal emergency response monitoring solution for seniors and those with healthcare connectivity needs.

On April 21, 2023, the Company was approved for a $300,000 variable rate revolving line of credit with Fifth Third Bank. National Association. The term of the line of credit is one year, terminating on April 21, 2024, with automatic renewals by mutual agreement. The loan agreement includes various covenants and conditions that must be met before advances are made to the Company under the line of credit. The variable interest rate on any advances will be computed at a rate of 1.000 percentage point below the “prime” rate established by Fifth Third Bank, National Association.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 29, 2023.

LIVECARE, INC.

By: /s/ Cornelius M. Rockwell

Name: Cornelius M. Rockwell

Title: President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on September 29, 2023.

LIVECARE, INC.

By: /s/ Cornelius M. Rockwell

Name: Cornelius M. Rockwell

President, Chief Executive Officer and Director

(Principal Executive Officer and Principal Financial Officer)